

PROMOTIX, INC

Event ticketing, marketing and live streaming without Ticketmaster's high fees - $60.9M in sales

promotix.com   Christiansted, U.S. Virgin Islands   𝕏 in ▶ f ⃝ ⬙

Technology   Notable Angel   SaaS   Entertainment   Recreation

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable

Profitable for prior 3 months and expect same in future

1. $60.9M in GMV (Tickets Sold) in the first 39 months (updated 3/21/25)

2. 1,194,801 users including 34,314 event creators (updated 3/21/25)

3. 2.6 X Fee Revenue Growth YOY (2022 = $265,797.58 ➡ 2023 = $693,244.12)

4. Decreasing losses YOY (2022 = -$656,566 ➡ 2023 = -$175,330)

5. Gross Margins = 82.18%

6. High LTV: $139 + Low CPA: $29

7. $294B Global opportunity: PromoTix is already in 200+ countries and transacting in 12 currencies

8. US Patented Technology Software Features

Our Team



William Royall CEO

Will has scaled multiple startups to over $10M in sales in the first 2 years of their inception, and scaled companies to over $60M in sales. He has had 3 previous successful startup company exits.



Sebastian Schulze COO

Sebastian has successfully onboarded more than 22,895 event creators onto PromoTix in the first 24 months. He manages our client success team combating user churn, and relays and organizes product feature requests into the development pipeline.



Sean Cullinan CTO

Sean has created multiple software companies as a founder and as chief technical officer of US Viking, developed the Associated Press's ENPS which is the largest TV Newsroom software system in the world.



David Johnson Board of Advisors - PromoTix Lead Investor

Founder of multiple financial services companies and successful investor. David specializes in sophisticated risk management modeling, financial analytics, and marketing.



Allen Nance Board of Advisors - Chief Investment Officer

Allen Nance is Founder and Chief Investment Officer of Southern Equity, a private family office direct investment platform.



David Thompson Board of Advisors - Technology Advisor

David is a software entrepreneur who has developed 3 successful technology oriented companies over the past 22 years all with successful exits.



Eric Sonier Board of Advisors - Economic Development Programs

Eric is the RT Park Director for Accelerate VI, a tech incubator in the USVI. Eric helps PromoTix maintain its 90% federal tax break as part of the USVI Economic Development Program. Eric is a Y-Combinator graduate and founder of multiple startups.



Ratan Srivastava Board of Advisors - Product Engineering

Ratan has over 17 years of experience in the IT industry and is Founder and Chairman of KSolves India, which employs more than 450 software engineers, and is now publicly traded on NSE India.

We're the answer to Ticketmaster and Eventbrite's high ticket service fees


PromoTix Wefunder CF Campaign Investment We...
Watch later
Share
PROMOTIX
THE POWER TO HOLD SUCCESSFUL EVENTS
Mission critical software for businesses that sell ticketed reservations
Watch on YouTube

WeFunder Investor Webinar Recorded on 11/20/24

How we create instant value

Ticketmaster's average service fee is 35%, making tickets unaffordable in some cases for attendees, and affecting attendance in many cases for event creators whose margins are rapidly shrinking.

Eventbrite is not far behind with fees averaging close to 20%.

An event organizer using PromoTix not only gets more marketing tools to increase attendance by 12-15% on average, but they can also save on service fees considerably.

An event organizer who sells 500 tickets at $40 each, and hosts one event per month, will save upwards of $19,580 in a year using PromoTix.

This value creation is why we're winning business.

👉 Check out how much an event organizer (and their attendees) can save using this nifty calculator.

Rated 5/5 ⭐⭐⭐⭐⭐ on Kingscrowd

This puts PromoTix in the top 1 percent of all companies raising a Reg CF.

Kingscrowd is the top platform for rating and analyzing companies who are running a Reg CF or Reg A+ campaign.

Here's what people are saying...

189 ratings, 4.7 Stars ⭐⭐⭐⭐⭐ on Source Forge (Read them)

61 ratings, 4.7 Stars ⭐⭐⭐⭐⭐ on Capterra (Read them)

We've also won a lot of awards from software review companies:


OUR USER RATING
crozdesk
Capterra 4.7
Capterra BEST VALUE 2023
Capterra BEST EASE OF USE 2023
Capterra SHORTLIST 2023
Customers Love Us SOURCEFORGE
Slashdot Users Love Us 2024
Software Advice FRONT RUNNERS 2023
GetApp CATEGORY LEADERS 2023
Software Advice. 4.7

Here's one of our first beta users, who sent us this video when we asked for a testimonial...





Javi Guillan - Backwoods at Mulberry Mountain P...
Watch later
Share
Watch on YouTube

Highlights

PROMOTIX
PromoTix highlights
Product Led self service model
Over 659K users to date
Over $36M in tickets sold
Flexible and unique pricing models
Big data monetization opportunities
Patented unique features
PromoTix was founded to provide affordable access to marketing tools and actionable data insights, normally reserved only for the largest corporate promoters.
Backwoods at Mulberry Mountain 2023
Event starts: Apr 20, 2023 02:00 PM
(UTC-500) America/Chicago
Sales end in 360 days
Tickets starting at: $129.00
Buy tickets
Ask a question
Share event
Leaderboard
Check In







Revenue driven from amb
$22,005.24
Affiliate sales
3. Sierra Stough
($0.00) Revenue
(4) Photos
(45) Shares
4. Lacey DeJager
($0.00) Revenue
(14) Photos
(32) Shares
2023
untain Lodging & Events, 4117 Mulberry
op #9306, Ozark, AR 72949, USA

Events selling tickets on PromoTix
Dashboard
Back
Backwoods at Mulberry Mountain 2023
April 20-24, 2023
Mulberry Mountain Lodging & Events, 4117 Mulberry Mountain Loop #9306, Ozark, AR 72949, USA
$7661.54
$7840.46
26
273
0/16040
Gross revenue
Company Type
Other (Events) 4.4%
Travel & Outdoor 1.1%
Sport & Fitness 3.1%
Science & Technology 0.8%
Religion & Spirituality 1.9%
Performing & Visual Arts 6.4%
Hobbies & Special Interest 2.3%
Health & Wellness 3.0%
Food & Drink 5.0%
Film, Media & Entertainment 4.2%
Fashion & Beauty 1.9%
Family & Education 3.4%
Community & Culture 4.4%
Charity & Causes 3.7%
performer 1.4%
music festival 23.3%
music promoter 17.3%
venue 3.7%
Business & Professional 6.9%

The global opportunity

PROMOTIX
$126B
Global Event Ticket Sales
$60B
U.S. Event Ticket Sales
$19B
Global Live Music
**New features for tour and excursion



reservations in 2025 will add $168B to the total addressable market

TAM:$294B

Ticket Sales

$8B
U.S. Live Music Ticket Sales



BEACHHEAD

59,400
Identified Beachhead Customers
(Music, Food, & Film Events)

$9.2B
Potential Beachhead G.M.V.
(Music, Food, & Film Events)

$184.1M
Potential Beachhead Fees
(Music, Food, & Film Events)

Bottom up market sizing shows an opportunity to capture significant market share of US

New markets on the horizon in 2025 (Use of Funds)

PromoTix is already operating in 200+ countries and transacting in 12 currencies around the globe.

PromoTix has plans to add an additional 15 currencies in 2025, for a total of 27. Adding additional currencies allows more markets to utilize PromoTix. Part of this fundraising round will allow us to expand marketing into client acquisition in these new markets.

Feature set

Feature set







Core product features
Big data insights
PromoTix charges for providing Insights and marketing outreach Through big-data analytics
Merchandise sales
PromoTix makes a percentage of all merchandise sold
Targeted audience creation
PromoTix creates new targeted audiences for event organizers to sell tickets to
Ticketing services
PromoTix charges 1.75% - 10% plus $0.99 per ticket fees, but also has an enterprise subscription plan
Payment processing
PromoTix makes up to 1% of GMV with our own PromoTix Processing merchant services
Marketing campaigns
PromoTix sends targeted emails, texts, and creates Facebook and instagram ads.
Orders
Back
Backwoods at Mulberry Mountain 2023
Orders
Refunds
Bryan Bair
$2353.60
Eric Martin
$320.84
Madison Fisher
$245.94

PROMOTIX
Core product features (cont.)
Mobile apps for events
PromoTix launches custom branded mobile apps for events
Social media marketing
PromoTix amplifies social media team based promotions
Viral contest registrations
PromoTix launches event registration contests that help events go viral and build databases
Posters and flyer GPS tracking
PromoTix tracks the distribution of posters and flyers by ambassadors and displays via a GPS map
RFID access & cashless payments
PromoTix provides RFID access control for large events, and cashless RFID point of sale technology
Live streaming monetization
PromoTix broadcasts events online and sells tickets to events allowing event creators to monetize live streams.
RFID
LIVE
Backwoods at Mulberry Mountain
Dec 18, 2020
Create mobile app

Secondary Marketplace

We recently launched our self-service marketplace for secondary market ticket resales similar to StubHub and Vivid Seats.

PromoTix's unique advantage here allows primary ticketing event creators using PromoTix, to collect ongoing residual payments from tickets that are resold over and over again across the secondary marketplace.

New Features for 2025 (Use of Funds)

<u>Recurring Events</u>

Launched in January of 2024, Recurring events allows event creators who need ongoing daily ticketing, such as museums, botanical gardens, tour operators, and theme parks to use PromoTix effortlessly. The system will create an ongoing calendar where attendees can pick specific days, and times of arrival.

This feature is critical for onboarding "heavy users" of ticketing that will ultimately drive higher company revenues in 2025.

Since launch of this feature on January 1st, we signed one of our largest clients in January, and our number one client in February, 2024 - both of which are recurring events based customers.

Part of the funds from this round will go towards marketing and sales to acquire larger ticketing customers that will benefit from this new feature.


Summer Rock Music Festival 2023 - presented and sponsored by Red Bull....
Select occurrence
Recurring test event
Select timeslot
Recurring test event

Design Files for Recurring Events Date Selection

Layaway Plans

Layaway plans will allow attendees to automatically break up the cost of high ticket prices into smaller monthly payments automatically with PromoTix leading up to an event. This helps make festivals and expensive events more affordable for attendees driving bigger attendance numbers for event creators. PromoTix handles all the division and collection of payments before issuing a ticket, so there's no need for credit checks and no risk to the event creators of default by the attendees.

Part of our funding from this round will go towards the development of this new feature. The below video is a quick run through of the designs.



Layaway Plans
Watch later
Share
Layaway plan
Dec 27, 2022
+ View event schedule
Qty
Show best available for
Enter
Submit
Order summary
Total items : 3
- Hide order details
Reserve this item for $100.00.
This item is eligible for the layaway plan
View plan
VIP balcony ticket
1
10 max.
$ 600.00
10 remaining
1 x VIP balcony ticket
1 x Reserved seating ticket
1 x In person paid ticket
Total
Cancel
Proceed
Watch on YouTube

Marketing and Audiences

For 2025 we plan to release the most robust target audience creation and marketing tool set ever built inside of an event management platform. Event creators will be able to build a custom audience to advertise their event to using data sources from Meta (Facebook/Instagram), Twitter, TikTok, Spotify, PromoTix ticketing data, and through a third party data source - even our competitor's data including Ticketmaster, Eventbrite,

and AXS Tickets.

Event creators will be able to target an exact audience for their event, and launch ads on Facebook, Instagram, Twitter, TikTok, Snapchat, Hulu TV, YouTube Video, Retargeting, SMS, Email and more - right from the platform. AI will automatically create and suggest ad copy and imagery using the event creator's already live and published event.

Part of our funding from this round will go towards the development of this new feature. The below video is a quick run through of the designs.



Marketing Ads Audiences
Watch later
Share
Marketing Campaigns and Audiences
Welcome to Figma! Create an account to edit and collaborate on this file.
Audience engagements
Interests
Select platform to search interest
Facebook
TikTok
Instagram
Snapchat
Twitter
Spotify
Previous ticket spends on PromoTix
2,000,000 potential audiences found to grow your event !!!
50,000 Email audience
$550.00
50,000 Text audience
$550.00
50,000 Facebook audience
$550.00
50,000 Instagram audience
$550.00
25,000 TikTok audience
$550.00
25,000 Twitter audience
$550.00
25,000 Snapchat audience
$550.00
Watch on YouTube

<u>PromoTix CC Processing</u>

PromoTix already has an enterprise level professional credit card merchant services product to help large accounts save on credit card fees. However, 95% of our customers are self-signup and currently use Stripe for payment processing - which requires them to sign up or bring their own Stripe account to use PromoTix.

Our studies have shown that 30% of those who start creating events on our platform drop and never publish their event when they get to the Stripe payment processor connection step. Our answer to this is to remove that requirement altogether.

With the new PromoTix Processing product, event organizers will be able to launch an event and start processing payments directly through PromoTix without any external merchant accounts for 2.9%. This will immediately increase the number of events published on our platform leading to higher ticket volume and ultimately more revenue for PromoTix.

We will be using some of the funding from this round to develop this new payments flow to increase customer activation on the platform and increase monthly fee revenue by 25%+

Future projections are not guaranteed.

Patented features no others can touch

These competitive advantages are winning us business from other ticketing providers who cannot offer these features:

- Ambassador program functionality

- No-code event branded mobile apps

- Secured live streaming

- Viral contests tool

- Spotify artist insights



of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this United States

Patent

grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Katherine Kelly Vidal

DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE

PromoTix was awarded a patent for several groundbreaking marketing features

---

Partnerships





Our advantages



Differentiators

- Patent awarded technology
- Subscription based, or pay-as-you-go pricing
- Built in Ambassador network of over 5,750+ ambassadors (gig-workers)
- No-code custom event mobile apps iPhone & Android
- Viral marketing tools
- Live-stream ticketing capabilities
- Artist insights for talent buyers (music)

We help event creators generate larger profit margins and more revenue than the competition

Our team



Executive leadership with event industry experience

PromoTix
Board of Advisors



Will Royall
Founder & CEO

Scaled startups to over $60M
Owned ad agency 14 years
Owned music festival 13 years
Owned concert venue 2 years



Sean Cullinan
Chief Technology Officer

20+ Years in software development
12 Years in executive management
Mobile Applications
Information Architecture



Sebastian Schulze
S.V.P. Client Success

4 Years in executive management
8 Years ambassador management
10 Years events venue team leader
7 Years marketing for festivals



We understand first-hand the problems our customers face

David Johnson
Co-Founder Cane Bay Partners | Partner Strategic Link Consulting

Allen Nance
CIO Southern Equity | Co-Founder Techsquare Labs | Co-Founder Springbot

David Thompson
Tech Entrepreneur | Co-Founder of Exigo

Eric Sonnier
Seed Stage Startups | YCombinator | Accelerate VI | Harvard MBA

PromoTix Team

Low cost Indian development team
Experienced product design team
5 Star customer service team

Capterra 4.7

The business metrics



7:31
$34,300.20
Revenue driven from ambassadors
$22,005.24
Affiliate sales
$10,114.96
Credit sales
$2,180.00
Cash sales
Tickets

Platform pricing

$7,500 - $60k annual subscriptions
and/or
1.75% to 10% + $1.29/ticket

PromoTix collects a combination of subscription revenue, and per ticket commissions depending upon the features utilized in the platform and our customer's event size.



We also drive revenue from the data we collect

Users drive large amounts of data into the platform, while PromoTix A.I. analyzes that data to provide valuable business insights and targeted marketing opportunities for event organizers at a profit.



7:35
Search
PROMOTIX
Backwoods at Mulberry M...
Leaderboard

Unit economics

CAC - $29 ⬇️
LTV (PLG) - $136 ⬆️





We're driving signups through several acquisition channels

- Google Search Ads
- Microsoft Bing Ads
- Apple App Store Ads
- Google Play Store Ads
- Facebook Ads
- Commission Junction Affiliates

Here are some YOY stats showing how much we've improved from 2022 to 2023:

- A major well-known global sports brand (NDA) reached out to acquire us in 2023... we turned them down

- Revenues in 2022 were $265,797.58 increasing in 2023 to $693,244.12.

- Losses in 2022 were -$656,566 decreasing in 2023 to -$175,330

- Gross Margins 68% ➡ 81.2%

- Payback Ratio 2.5 ➡ 5.1

- Burn Multiple 1.9 ➡ 0.01

- Event Organizer Signups in a year 7,411 ➡ 12,044

- GMV $15.9M ➡ $19.7M per year

- Take rate 1.9% ➡ 4.23%

- LTV Subscribers $25,624 ➡ $59,986.80

- CAC $65.36 ➡ $25.72

Traction

PromoTix has skyrocketed post-pandemic after exiting it's beta launch and fully going to market in 2022. In 2023, the goal was to improve upon the metrics and initial learnings from 2022, as well as to further reinvest in new feature development.

Overall we garnered more than 659,000 users on the platform in just 24 months! (Updated 1/21/25, we currently have 1,114,202 users.)



This future projection is not guaranteed.



How we are getting there
Scale proven marketing channels
Current marketing channels are nowhere near the point of saturation
Product led growth
Scalability through "hands off" product led growth and activation funnels
Viral loops
Event Organizers → Events → Attendees + Ambassadors → Event Organizers
Aggressive enterprise sales and excellent customer service
Inbound marketing + enterprise sales + dedicated customer service relationships
Obsession on the product
Unwavering dedication to ease of use and UI/UX + output of unique patentable features

---

Special tax incentives - 90% federal tax breaks!

Dashboard
VIEW GALLERY
Approved Economic Development Incentives
• 90% corporate federal tax break for 15 years
• 90% possible tax break for investor distributions
• 100% sales tax break
• 100% import/excise tax break
• 100% property tax break
• Free corporate office space through 2026
PromoTix is in partnership with the Research and Technology Park economic development program, at the University of the Virgin Islands.
7:33
Dashboard
Back
April 20-24, 2023
$7661.54
Net sales
26
Tickets issued
273
0/16040
Checkins
Gross revenue





Sell tickets
Guest list
Check in
Future company profits are subject to a 90% tax discount
Dashboard
Orders
Sell tickets

Use of funds



PROMOTIX
Investment Overview
Seed Round
Completed: March 2023
Amount raised: $1.75M
Investors: Angel, Management, Founders
Second Seed - Seeking Up to $1,235,000
Targeting: 2024
$735k
$300k
$200k
Sales & Marketing
Development
Client Success
BACKWOODS
Description
MacBook Air

DEMO: Create and sell tickets



Create and Sell Tickets for Your Event: Feature De...
Watch later
Share
Description
Your awesome event's description goes here.
Follow us:
Facebook
Twitter
Instagram
Additional Organizer 1
Live Music
Music Festival
Performer 1
Performer 2
Performer 3
Your Company Name
Organizer(s)
Additional Organizer 1, Your Company Name
Sales end in 13 days
Tickets starting at: $299.00
Share event
Ask a question
Refund policy
Refunds will be issued in the event of postponement or cancelation.
View terms & conditions



DEMO: Create no-code event branded mobile apps



DEMO: Ambassador promotional programs




Watch on YouTube
Media
Image 1
Download

Demo: Stream your event and sell virtual tickets


Secured Live Streaming for Ticketing Virtual Even...
Watch later
Share
PROMOTIX
Your Awesome Event
Not Currently Broadcasting
00:00:00
Session Time
5
Tickets Sold
0
Live Viewers
0
Total Views
0
Chatting
Go Live
Share Event
Invite Guest
Video Feed Input
Chat
Watch on YouTube

Demo: Viral contest registration marketing campaigns


Create Viral Contest Registration Pages for Event...
Watch later
Share
Connect accounts
Your Awesome Event 2021
Connect your accounts to earn points
Connect Spotify
+5 Points


Watch on YouTube
Sell more tickets with
PROMOTIX
PromoTix, Inc. © Copyright 2021. All Rights Reserved.

Demo: See who your attendees are listening to on Spotify (Talent Buying Tool)


Spotify Artist and Performer Insights for Talent B...
Watch later
Share
app.promotix.com
My events
Backwoods at Mulberry Mountain
Marketing
Registration contests
Mobile apps
Ambassador programs
App integrations
Insights
Broadcast live
Opportunities
Performer insights
Customer insights
Search performer insights...
My data
Global data
Data updates every 24 hours
CSV download
Fans following
Rank
Artist
Your fans following
Audience overlap
#1 Bassnectar 30
#2 GRiZ 26
#3 Ganja White Night 25 4%
#4 Sublime 24 4%
#5 Red Hot Chili Peppers 23 4%
#6 Lana Del Rey 20 3%
Fans listening
Rank
Artist
Your fans listening
Audience overlap
#13 Sublime 23 4%
#14 Tipper 23 4%
#15 Zeds Dead 23 4%
#16 RÜFÜS DU SOL 22 4%
#17 Kanye West 21 3%
#18 Billie Eilish 20 3%
PROMOTIX
Google Play
App Store
Contact us
Watch on YouTube

Downloads

[Issued Patent US11769082]